Exhibit 1

[Text of email sent by Bryant Riley on August 26, 2020.]

In our prior correspondence with the Special Committee, we made clear that we needed to negotiate with management satisfactory arrangements to address the dilution that would be triggered under their existing equity awards as a result of a change of control of the Company, including potentially as a result of our proposal to acquire the shares of the Company not owned by us.  It is public information that, since 2017, National has issued equity awards to management representing approximately 3.6 million shares, or almost 30% of the shares outstanding, at zero cost subject only to performance and time targets.  Because the targets, which had no adjustments for dilution, last in some cases until 2029, these RSU’s essentially function as a poison pill for any potential investor, effectively resulting in a purchase price increase of 30%.  In the event of a change of control, ALL of these RSU’s would immediately vest creating a windfall, notwithstanding the Company’s continued poor stock performance.  Given these dynamics, we felt confident that management would be open to a renegotiation.  Unfortunately, it was promptly made clear to us based on our conversations this was not the case.  Our choices are now to sell our shares or wait out our standstill agreement with the Company.  We have conveyed to management, and are now conveying to you, that we will consider both but not lock ourselves into one position or another.  We will always seek to protect our investment as shareholders, which we believe will continue to benefit all shareholders, but unfortunately in light of the above we are withdrawing our prior proposal to acquire the shares not owned by us.